                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)*

                                 GEOPHARMA, INC.
                                 ---------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         ------------------------------
                         (Title of Class of Securities)

                                   380193 10 2
                                   -----------
                                 (CUSIP Number)

                                December 31, 2005
                                -----------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ] Rule 13d-1(b)
     [ ] Rule 13d-1(c)
     [X] Rule 13d-1(d)

*    The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities
     Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the
     Act (however, see the Notes).

CUSIP No. 380193 10 2

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1)  Names of Reporting Person.                                    JOSEPH ZAPPALA
    I.R.S. Identification Nos. of Above Person (entities only)

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2)  Check the Appropriate Box if a Member of a Group                     (a) [ ]
    (See Instructions)                                                   (b) [ ]

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3)  SEC Use Only

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4)  Citizenship or Place of Organization                                   U.S.A

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    Number of Shares  5)  Sole Voting Power                              790,550
    Beneficially      ----------------------------------------------------------
    Owned by Each     6)  Shared Voting Power                             35,000
    Reporting         ----------------------------------------------------------
    Person With       7)  Sole Dispositive Power                         790,550
                      ----------------------------------------------------------
                      8)  Shared Dispositive Power                        35,000
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9)  Aggregate Amount Beneficially Owned by Each Reporting Person         825,550

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10) Check if the Aggregate Amount in Row (9) Excludes
    Certain Shares (See Instructions)                                        [X]
                   Excludes 323,500 shares held by the reporting person's spouse
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11) Percent of Class Represented by Amount in Row 9                         9.2%

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12) Type of Reporting Person (See Instructions)                               IN

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CUSIP No. 380193 10 2

     This is an amendment to the report filed on behalf of Joseph Zappala on
August 6, 2003, as amended on February 12, 2004 and April 30, 2004, for the period ended December 31, 2005.

ITEM 1.

     (a) Name of Issuer: GEOPHARMA, INC.

     (b) Address of Issuer's Principal Executive Offices:

         6950 Bryan Dairy Road
         Largo, Florida  3377.

ITEM 2.

     (a) Name of Person Filing: Joseph Zappala.

     (b) Address of Principal Business Office, or, if none, Residence:

         7227 Clint Moore Road
         Boca Raton, Florida  33496.

     (c) Citizenship: USA

     (d) Title of Class of Securities: Common Stock, $.01 par value.

     (e) CUSIP Number: 380193 10 2.

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.SS.240.13d- 1(b) OR
240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A: N/A

     (a) [ ] Broker or dealer registered under section 15 of the Act
(15 U.S.C. 78o).

     (b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

     (c) [ ] Insurance company as defined in section 3(a)(19) of the Act
             (15 U.S.C. 78c).

     (d) [ ] Investment company registered under section 8 of the Investment
             Company Act of 1940 (15 U.S.C. 80a-8).

     (e) [ ] An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E).

     (f) [ ] An employee benefit plan or endowment fund in accordance with
ss.240.13d-1(b)(1)(ii)(F).

CUSIP No. 380193 10 2

     (g) [ ] A parent holding company or control person in accordance with
ss.240.13d-1(b)(1)(ii)(G).

     (h) [ ] A savings  association as defined in section 3(b) of the Federal
Deposit  Insurance Act (12 U.S.C. 1813).

     (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C.
80a-3).

     (j) [ ] Group, in accordance with section ss.240.13d-1(b)(1)(ii)(J).

ITEM 4. OWNERSHIP.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a) Amount beneficially owned:   825,550

     (b) Percent of class:   9.2%

     (c) Number of shares as to which the person has:

         (i)   Sole power to vote or to direct the vote:  790,550

         (ii)  Shared power to vote or to direct the vote:  35,000

         (iii) Sole power to dispose or to direct the disposition of:  790,550

         (iv)  Shared power to dispose or to direct the disposition of:  35,000

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]. N/A

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON: N/A/

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE
        SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY: N/A

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP: N/A

ITEM 9. NOTICE OF DISSOLUTION OF GROUP: N/A

CUSIP No. 380193 10 2

ITEM 10. CERTIFICATION.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 6, 2006

                                                     /S/ JOSEPH ZAPPALA
                                                     ------------------
                                                     JOSEPH ZAPPALA